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                              June 28, 2024

       Marc Forth
       Chief Executive Officer
       AEON Biopharma, Inc.
       5 Park Plaza, Suite 1750
       Irvine, CA 92614

                                                        Re: AEON Biopharma,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed May 31, 2024
                                                            File No. 333-274094

       Dear Marc Forth:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 4 to Form S-1 filed May 31, 2024

       Prospectus Summary, page 1

   1. We note your disclosure on page 5 and elsewhere indicating that you are ceasing certain clinical trials and
implementing certain cash preservation measures while you
                                                        evaluate strategic
options. Please revise the "Overview" section of the Summary to provide prominent and
updated disclosure about the status of your operations and the nature, timing and
status of the strategic review process.
       Transactions with Atalaya and Polar, page 2

   2. We note your response to prior comment 1; however, we are unable to concur with your analysis that the
Sellers are not "underwriters    within the meaning of the Securities Act of
                                                        1933, as amended. As
such, we reissue prior comment 1.
 Marc Forth
FirstName  LastNameMarc
AEON Biopharma,   Inc. Forth
Comapany
June       NameAEON Biopharma, Inc.
     28, 2024
June 28,
Page 2 2024 Page 2
FirstName LastName
3. We note your response to prior comment 2. Please revise to identify which party or parties negotiated to have the offset provision included in the arrangement and their reason(s) for doing so.
4. We note the information contained in your response to prior comment 3. Please revise to disclose that the ACM Investor resold the 236,236 shares following the business combination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Eric Hanzich